For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Announces Results of 2007 Annual Meeting

New York, NY, June 19, 2007 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today hosted its annual meeting of shareholders. All seven proposals at the meeting were approved by the requisite vote of shareholders.

Election of Board of Directors
As part of the annual meeting, the shareholders elected nine members to serve on the Company's Board of Directors: Steven Etra, Michael Feinsod, Wesley Finch, Gary C, Granoff, Murray A. Indick, John R. Laird, Howard Sommer, Ellen M. Walker, and Ivan J. Wolpert. Each of the Directors will serve on the Company's Board of Directors until the Company's next annual meeting of shareholders.

Increase in Authorized Shares
The shareholders also approved amending the Company's Certificate of Incorporation to increase the number of authorized shares of common stock of the Company from 10,000,000 shares to 50,000,000 shares. The amendment to the Certificate of Incorporation was filed with the Delaware Secretary of State on Tuesday, June 19, 2007 and became effective immediately upon filing.

Approval of Private Offering of Common Stock
The shareholders of the Company also approved a private offering of the Company's common stock, $.0001 par value, at a fixed purchase price of no less than book value to a limited number of "accredited investors," as that term is defined in Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended. Additionally, for every five (5) shares of common stock purchased, the Company will issue to the investor one (1) warrant, exercisable for five (5) years from the date of issuance, to purchase one (1) share of common stock at an exercise price to be fixed at a specified dollar amount that is 110% of the purchase price of the shares. The Company proposes to raise aggregate gross proceeds between a minimum of $25,000,000 (the "Minimum Offering") and up to a maximum of $50,000,000.

Amendments to Non-Employee Director and Employee Stock Option Plans
The shareholders also approved certain amendments to the Company's 1999 Non-Employee Director Stock Option Plan and approved and ratified certain grants of options to disinterested members of the Board of Directors under that plan. Additionally, the shareholders approved an amendment to the 1999 Employee Stock Option Plan increasing the number of shares of Common Stock reserved under the 1999 Employee Plan from 200,000 to 300,000.

Preferred Stock Dividend Declaration

Additionally, the Board of Directors has declared a dividend of \$0.28125 per share on its $9^{3/8}$% Cumulative Participating Redeemable Preferred Stock for the period April 1, 2007 through June 30, 2007. The dividend is payable on or about July 16, 2007 to shareholders of record as of June 29, 2007. The dividend is being declared from estimated earnings for the period ending June 30, 2007.

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation was licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

# # #

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.